March 17, 2025

Ren   Russo
President and Chief Executive Officer
Xilio Therapeutics, Inc.
828 Winter Street, Suite 300
Waltham, MA 02451

       Re: Xilio Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 11, 2025
           File No. 333-285703
Dear Ren   Russo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Molly W. Fox, Esq.